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[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]



September 25, 1998



Securities and Exchange Commission
Washington, DC 20549


Re:  Dow Target 10 Trust
     File No. 333-59661
     Withdrawal of Registration Statement


Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the registrant, through its designated agent acting pursuant to Rule 478 under the same Act, hereby requests that the registration statement for Dow Target 10 Trust filed on Form S-6 be withdrawn for the reason that the captioned registration statement is being replaced by a registration statement filed on Form N-1A by a related entity, Dow Target Variable Fund LLC.


Sincerely,


s/Ronald L. Benedict
Secretary